Exhibit 99.3

BETWEEN: Heritage Mission Global Inc. of 95 OF THE FIRST PART and Farvision Career Education Group Inc. of 10 OF THE SECOND PART BACKGROUND: A. The Seller is the owner of record of 10 B. C. The Seller desires to sell 70% Shares to the Purchaser and the Purchaser desires to purchase the Shares from the Seller. D. Visionary Holdings Inc. 100% controls the Farvision Career Education Group Inc. IN CONSIDERATION OF and as a condition of the parties entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows : Purchase and Sales 1. Except as otherwise provided in this Agreement, all monetary amounts referred to in this Agreement are in USD (US Dollars). 2. The Seller agrees to sell and the Purchaser agrees to purchase all the rights, title interest and property 3. The Purchaser will issue 175,000 common shares of Visionary Holdings Group Inc. (NASDAQ: GV) for $3.00 per share with a value of $525,000.00 in total. 4. The Seller should receive the 175,000 common shares of Visionary Holdings Group Inc. (NASDAQ: GV) in 15 business days after closing of this Agreement. Representations and Warranties of the Seller 5. The Seller warrants and represents to the Purchaser as follows: a. The Seller would not be recognized as an issuer, insider, affiliate, or associate of the Corporation as defined or recognized under applicable securities laws and regulations . b. Except as provided in the incorporating documents of the Corporation or as indicated on the face of the certificates for the Shares, the Purchaser would not be prevented or restricted in any way from re - selling the Shares in the future .

would materially affect this Agreement. f. The Seller ensures that the School has all necessary licenses, approvals, authorizations, and permits required for its operations as of the Closing date of this Agreement . There are no unknown circumstances that may result in the suspension, modification, or revocation of the aforementioned licenses, approvals, authorizations, and permits by government agencies . The School has been operated in compliance with the law from its establishment to the present and is not in violation or potential violation of legal provisions . g. The Seller confirms that the Corporation has complied with the relevant legal requirements regarding tax payment, withholding, exemption, and tax deduction, and no significant adverse effects will occur in this regard and the Corporation has no allegations, investigations, claims, or outstanding penalties concerning tax matters . h. The Seller confirms that the Corporation and the School have no pending lawsuits or arbitrations against the School or the Shareholders and no unresolved judgments, awards, or administrative investigations or penalties . i. or senior management compete with the School in the same line of business. j. The Seller confirms that its shareholder(s) and the upstream shareholder(s), if applicable, are not allowed to independently establish or participate in the establishment of new schools that n five (5) years after the Closing Date of this Agreement. k. The Seller will continue to manage the School, agrees the Purchaser will handle financial management solely, and ensure the operation and management will strictly comply with the regulations of a listed company in the United States . Representations and Warranties of the Purchaser 6. The Purchaser warrants and represents to the Seller as follows: a. The Purchaser would not be recognized as an issuer, insider, affiliated, or associate of the Corporation as defined or recognized under applicable securities laws and regulations . b. The Purchaser is not bound by any agreement that would prevent any transactions connected with this Agreement . c. There is no legal action or suit pending against any party, to the knowledge of the Purchaser, that would materially affect this Agreement . d. The Purchaser would authorize the Seller continue to be responsible for the daily management of the School and the Purchaser will handle financial management solely . The Purchaser would authorize the Seller to manage Heritage Innovation School on a daily basis, subject to compliance with the requirements of the U . S . Securities and Exchange Commission, NASDAQ, the Ontario Ministry of Education, and the company's bylaws, while meeting the School's enrollment, operational profitability, and development needs . The Purchaser will conduct periodic assessments and supervision, while financial management of Heritage Innovation School will be handled solely by the Purchaser . The Purchaser agrees to reward 40 % of post - e. The Purchaser agrees that the Seller sells or transfers 175,000 common shares to a third party. If the Seller sells or transfers the 175,000 common shares, the Purchaser will waive the option

Expenses 8. All parties agree to pay all their own costs and expenses in connection with this Agreement. Dividends 9. All loans, debts, liabilities, and financial obligations incurred before the Closing of this Agreement shall remain the sole responsibility of the Seller . All loans, debts, liabilities, and financial obligations incurred after the Closing of this Agreement shall be responsible by both parties by the Shares . 10. Any dividends earned by the Shares and payable before the Closing of this Agreement will belong to the Seller, and any dividends earned by the Shares and payable after the Closing of this Agreement will belong to the Purchaser . 11. Any rights to vote attached to the Shares will belong to the Seller before the Closing and will belong to the Purchaser after the Closing . Breach Liability and Compensation 12. Agreement that involve misrepresentation or significant omissions shall be considered a breach. In the event of a breach, the defaulting party shall bear the corresponding liability under the law. 13. Except as otherwise provided in this Agreement or as required by applicable law, if either the Seller or the Purchaser fails to fulfill its obligations under this Agreement or fails to comply with the relevant provisions of this Agreement, the non - breaching party shall have the right to demand that the breaching party continue performance or take remedial measures and request the breaching party to compensate for the actual losses incurred by the non - breaching party, including but not limited to intermediary fees, litigation costs, attorney fees, investigation costs, travel expenses, and other expenses . This is without prejudice to any other provisions of this Agreement . Confidentiality 14. Either the Seller or the Purchaser has a confidentiality obligation and duty to protect the information, documents, materials, and business secrets that are learned or obtained as a result of signing and executing this Agreement. 15. Exceptions to the confidentiality obligations are as follows: a. Disclosure of the above information occurs as a result of a legal requirement, and either the Seller or the Purchaser under the obligation to declare such disclosure shall notify the other party immediately . b. Disclosure of the above information is due to request from competent government agencies or regulatory authorities, and either the Seller or the Purchaser under the obligation to declare such disclosure shall notify the other party immediately . c. Information enters the public domain through no fault of either the Seller or the Purchaser. d. Either the Seller or the Purchaser discloses the information with the prior written consent of the disclosing party . Governing Law 16. The Purchaser and the Seller submit to the jurisdiction of the courts of the Province of Ontario for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement . This Agreement will be enforced or construed according to the laws of the Province of Ontario . Miscellaneous

20. This Agreement will not be assigned either in whole or in part by any party to this Agreement without the written consent of the other party . 21. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement . Words in the singular mean and include the plural and vice versa . Words in the masculine gender include the feminine gender and vice versa . Words in the neuter gender include the masculine gender and the feminine gender and vice versa . 22. If any term, covenant, condition or provision of this Agreement is held by a court of competent in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result . 23. This Agreement contains the entire agreement between the parties . All negotiations and understandings have been included in this Agreement . Statements or representations which may have been made by any party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement . All such statements are declared to be of no value in this Agreement . Only the written terms of this Agreement will bind the parties . 24. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Seller and the Purchaser and their respective successors, assigns, executors, administrators, beneficiaries, and representatives . 25. Any notices or delivery required here will be deemed completed when hand - delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the parties at the addresses contained in this Agreement or as the parties may later designate in writing . 26. All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law . IN WITNESS WHEREOF the Seller and Purchaser have duly affixed their signatures under hand and seal on this 22nd day of February , 2024 . SIGNED, SEALED, AND DELIVERED In the presence of: Heritage (Seller) Farvision (Purchaser) Career Education Group Inc. Ransom Wu Director